Exhibit (a)(5)(A)

FOR IMMEDIATE RELEASE

CONTACT:	Compass Group PLC
        	Cheryl Webster
         704-329-4018

            Compass Group PLC Announces Early Termination
                Of Hart-Scott-Rodino Waiting Period

CHARLOTTE, NORTH CAROLINA, March 1, 2001  --  Compass
Group PLC (CPG.L) today announced that it has received early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the tender offer by its wholly-owned indirect acquisition subsidiary, Yorkmont One, Inc., for all of the outstanding shares of common stock of Morrison Management Specialists, Inc. The tender offer was commenced on February 16, 2001 at a price of $40.00 per share, net to seller, in cash.

The tender offer is also subject to certain conditions, including the valid tender of at least a majority of the shares of Morrison common stock on a fully diluted basis, without withdrawal. The early termination of the Hart-
Scott-Rodino waiting period has satisfied one of the conditions to the tender offer.

Compass Group is the world's largest foodservice company with annual revenues in excess of $10.7 billion employing over 250,000 people in 80 countries worldwide.
The company is quoted on the London Stock Exchange and its website is www.compass-group.com. In North America alone the company has annual revenues of $3.2 billion and employs 86,000 people. Compass Group is the Official Catering Services Supplier for the 2002 Olympic and Paralympic Winter Games in Salt Lake City. Compass Group will provide catering and concession services to the 3,500 residents of the Olympic Village as well as more than 125,000 people daily during the Olympic Winter Games, including members of the worldwide media, judges and officials. For more information, visit its North American Division website at www.compass-usa.com.